Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Nine Months Ended September 30, 2025

Hamilton, Bermuda, November 6, 2025

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and nine months ended September 30, 2025.

Highlights for the Third Quarter of 2025

•Total operating revenues of $37.9 million, which is an average time charter equivalent (“TCE”) earnings of approximately $35,600 per day, gross1. Average Baltic 5TC Capesize Index was $24,684 per day.
•Net income of $9.5 million and EBITDA2 of $29.3 million.
•Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$35,300 per day, gross, from August 1, 2025 to September 30, 2025.
•Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$38,500 per day, gross, from October 1, 2025 to December 31, 2025.
•Cash distributions of $0.04, $0.10 and $0.10 per common share for July, August and September 2025, respectively.

Subsequent Events

•Achieved time charter equivalent earnings for October 2025 of approximately $36,800 per day, gross.
•Declared a cash distribution of $0.07 per common share for October 2025.

Contracted CEO, Lars-Christian Svensen commented:

“The average Baltic Capesize Index (BCI) for the third quarter of 2025 was $24,684 per day, while the 12-vessel Himalaya fleet achieved average TCE earnings of around $35,600 per day, gross, over the same period. This performance underscores the strong capabilities and potential of our vessels, as well as the solid commercial execution to date.
The third quarter of 2025 saw an increase in ton miles of 1.9% year-on-year for Capesize cargoes. Broken down by the three big commodities, we experienced a ton mile increase of 3.1% in iron ore and 15% in bauxite, offset by a 15 % decrease in coal. The bauxite increase is largely due to volumes from West Africa to China.

The market has been driven by a combination of healthy demand from China, increased exports from Brazil and West Africa, coupled with stable tonnage balance in favor of owners.

We maintain a positive long-term outlook for large dry bulk ships. The current order book for new Capesize vessels represents only 9.3% of the existing fleet, the lowest of all major shipping segments, while yard capacity has decreased by approximately 50% from its peak. Additionally, by 2028, 14% of the entire fleet will be more than 20 years old, marking the earliest opportunity for significant fleet expansion. Furthermore, 23% of the total Capesize fleet will require drydocking in 2025 due to 5, 10, 15, and 20-year Special Surveys, compared to only 13.6% in 2024. This trend is expected to continue in 2026, with 20% of the total fleet also scheduled for Special Surveys.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.

2 EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with US GAAP.

The Company’s outlook remains positive on expected growth in ton miles, driven by China's strong demand for bauxite, with 70% of the volumes year-to-date originating from West Africa. The anticipated increase in iron ore production capacity in the Atlantic, specifically from Guinea (120 million tonnes) and Brazil (50 million tonnes) between 2025 and 2027, is expected to further boost ton miles, potentially requiring up to 272 Capesize vessels, which is nearly 60% more than the current order book. These additional iron ore volumes may impact volumes exported from Australia or Chinese domestic production volumes.

The Company has maintained its strategy of paying monthly distributions to its shareholders. Given the limited need for capital expenditures, we expect a significant portion of free cash flow after debt service to be paid to shareholders. On November 5, 2025, we declared a cash distribution of $0.07 per share. If our positive market outlook materializes, there may be a potential to increase distributions.”

Management discussion and analysis

Consolidated Statements of Operations

Three months ended September 30, 2025:

(in $ millions)	Three months ended September 30, 2025	Three months ended September 30, 2024	Change ($)	Change (%)
Total operating revenues	37.9	39.2	(1.3)	(3.3)%
Vessel operating expenses	(7.0)	(6.5)	(0.5)	7.7%
Voyage expenses	(0.5)	(0.4)	(0.1)	25.0%
General and administrative expenses	(1.1)	(1.4)	0.3	(21.4)%
Depreciation and amortization	(7.3)	(7.3)	—	—%
Total operating expenses	(15.9)	(15.6)	(0.3)	1.9%
Operating income	22.0	23.6	(1.6)	(6.8)%
Total financial expenses, net	(12.5)	(13.0)	0.5	(3.8)%
Net income	9.5	10.6	(1.1)	(10.4)%
EBITDA	29.3	30.9	(1.6)	(5.2)%

Total operating revenues for the three months ended September 30, 2025 were $37.9 million, a $1.3 million decrease compared to the three months ended September 30, 2024. The decrease is mainly a result of the lower average TCE earnings, gross, achieved in the three months ended September 30, 2025 of $35,600/day compared to $36,800/day in the three months ended September 30, 2024.

Vessel operating expenses for the three months ended September 30, 2025 was $7.0 million, a $0.5 million increase compared to the three months ended September 30, 2024. As some of the vessels are now more than 2 years old, certain expenses have increased such as spares by $0.2 million, and repairs & maintenance by $0.1 million in the three months ended September 30, 2025 compared to the corresponding three months in the prior year. The Company achieved an average vessel operating cost per day rate3 of $6,400 and $6,000 for the three months ended September 30, 2025 and 2024, respectively.

General and administrative expenses for the three months ended September 30, 2025 were $1.1 million, a $0.3 million decrease compared to the three months ended September 30, 2024. The decrease is mainly due to the decrease in directors and officers liability insurance expense by $0.2 million and a decrease in share based compensation cost by $0.1 million.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the period.

Total financial expenses for the three months ended September 30, 2025 was $12.5 million, a $0.5 million decrease compared to the three months ended September 30, 2024. The decrease is mainly due to a lower average loan principal outstanding in the three months ended September 30, 2025 compared to the three months ended September 30, 2024, as a result of quarterly loan repayments.

Nine months ended September 30, 2025:

(in $ millions)	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Change ($)	Change (%)
Total operating revenues	89.8	94.0	(4.2)	(4.5)%
Vessel operating expenses	(21.0)	(17.0)	(4.0)	23.5%
Voyage expenses	(1.0)	(1.1)	0.1	(9.1)%
General and administrative expenses	(3.7)	(4.1)	0.4	(9.8)%
Depreciation and amortization	(21.9)	(19.2)	(2.7)	14.1%
Total operating expenses	(47.6)	(41.4)	(6.2)	15.0%
Operating income	42.2	52.6	(10.4)	(19.8)%
Total financial expenses, net	(38.0)	(32.6)	(5.4)	16.6%
Net income	4.2	20.0	(15.8)	(79.0)%
EBITDA	64.1	71.8	(7.7)	(10.7)%

Total operating revenues for the nine months ended September 30, 2025 were $89.8 million, a $4.2 million decrease compared to the nine months ended September 30, 2024. The decrease is mainly a result of the lower average TCE earnings, gross, achieved in the nine months ended September 30, 2025 of $28,400/day compared to $34,300/day in the same period in 2024, resulting in a $16.7 million decrease in total operating revenues. This decrease was partially offset by the increase in the number of operating days in the nine months ended September 30, 2025 to 3,276 days from 2,837 days in the nine months ended September 30, 2024, due to the delivery of six vessels during the first half of 2024, resulting in a $12.5 million increase in total operating revenues.

Vessel operating expenses for the nine months ended September 30, 2025 was $21.0 million, a $4.0 million increase compared to the nine months ended September 30, 2024. The increase is mainly a result of the entire fleet fully operating in the nine months ended September 30, 2025, while six vessels were delivered and commenced operations during the first half of 2024. The Company achieved average vessel operating cost per day of $6,400 for the nine months ended September 30, 2025 compared to $6,000 in the nine months ended September 30, 2024.

General and administrative expenses for the nine months ended September 30, 2025 was $3.7 million, a $0.4 million decrease compared to the nine months ended September 30, 2024. The decrease is mainly due to the decrease in directors and officers liability insurance expense by $0.3 million and a decrease in share based compensation cost by $0.2 million.

Depreciation for the nine months ended September 30, 2025 was $21.9 million, a $2.7 million increase compared to the nine months ended September 30, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining six vessels during the first half of 2024.

Total financial expenses for the nine months ended September 30, 2025 was $38.0 million, a $5.4 million increase compared to the nine months ended September 30, 2024. This is mainly due to the increase in interest expense as a result of the increase in average balance of outstanding debt following the delivery of vessels during the first half of 2024.

Consolidated Balance Sheets

Vessels and equipment as of September 30, 2025 was $831.1 million, a $21.9 million decrease compared to $853.0 million as of December 31, 2024. The decrease is due to vessel depreciation in the nine months ended September 30, 2025.

Total debt as of September 30, 2025 was $695.4 million, a $18.5 million decrease compared to $713.9 million as of December 31, 2024. The decrease is primarily due to the repayments of principal of $20.4 million on the sale and leaseback arrangements, slightly offset by amortization of deferred finance costs of $2.0 million.

Consolidated Statements of Cash Flows

Three months ended September 30, 2025

Net cash provided by operating activities was $18.3 million, compared to $16.5 million in the three months ended September 30, 2024. The increase is primarily due to the timing of working capital movements resulting in a net cash inflow of $0.7 million in the three months ended September 30, 2025 compared to a net cash outflow of $2.2 million in the three months ended September 30, 2024, which was partly offset by a decline in time charter revenues and associated cash receipts. Included within net cash provided by operating activities in the three months ended September 30, 2025 are interest payments of $11.3 million, compared to $12.6 million in the three months ended September 30, 2024.

Net cash used in investing activities was nil, compared to $0.1 million in the three months ended September 30, 2024, which primarily consisted of the payment for the acquisition of shares in 2020 Bulkers Management AS of $0.3 million, offset by cash rebates on the newbuildings of $0.2 million.

Net cash used in financing activities was $16.6 million, compared to $16.8 million in the three months ended September 30, 2024. Net cash used in financing activities in the three months ended September 30, 2025 primarily consisted of payments of cash distributions of $10.2 million and repayments on the sale and leaseback financings of $6.4 million. Net cash used in financing activities in the three months ended September 30, 2024 primarily consisted of payments of cash distributions of $9.7 million, repayments on the sale and leaseback financings of $6.4 million and payment of deferred financing costs of $0.7 million.

Nine months ended September 30, 2025

Net cash provided by operating activities was $27.0 million, compared to $45.3 million in the nine months ended September 30, 2024. The decrease is primarily due to the decline in time charter revenues and associated cash receipts, an increase in vessel operating expenses and the timing of working capital movements. Included within net cash provided by operating activities in the nine months ended September 30, 2025 are interest payments (net of capitalized interest) of $37.5 million, compared to $27.8 million in the nine months ended September 30, 2024.

Net cash used in investing activities was nil, compared to $313.3 million in the nine months ended September 30, 2024, which consisted of installment payments and costs related to the delivery of Mount Bandeira, Mount Hua, Mount Elbrus, Mount Denali, Mount Aconcagua and Mount Emai.

Net cash used in financing activities was $20.0 million, compared to $264.0 million in net cash provided by financing activities in the nine months ended September 30, 2024. Net cash used in financing activities in the nine months ended September 30, 2025 consisted of repayments on the sale and leaseback financings of $20.4 million and the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, and payments of cash distributions of $14.4 million, offset by net proceeds of $14.8 million from the private placement conducted in March 2025 and draw downs from the Drew facility of $6.0 million. Net cash provided by financing activities in the nine months ended September 30, 2024 primarily consisted of $295.5 million drawn down from the sale and leaseback financing arrangements, slightly offset by repayments on the sale and leaseback financings of $14.7 million, payment of deferred financing costs of $2.3 million and payments of cash distributions of $14.5 million.

Liquidity and Financing

As of September 30, 2025, the Company had cash and cash equivalents of $26.4 million and $10.0 million available to draw down under the Drew facility.

As of September 30, 2025, cash and cash equivalents included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers is scheduled to conclude by the first quarter of 2026. After repayment of the scrubber financing, the Company’s cash break-even will be reduced by approximately $800 per day. The Company's cash breakeven is currently $24,900 per vessel per day.

Commercial Update

In the third quarter of 2025, the Company achieved average TCE earnings, gross of approximately $35,600 per day, including average daily scrubber benefits of approximately $1,300 per day. This is equivalent to a 44% premium to the Capesize index.

In addition, in the third quarter of 2025, the Company’s vessels trading on index-linked time charters earned approximately $35,900 per day, gross, including average daily scrubber benefits. The Company’s vessels trading on fixed rate time charters earned approximately $35,200 per day, gross, including average daily scrubber benefits.

The Baltic 5TC Capesize Index averaged $24,684 per day in the third quarter of 2025.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2025	2026				2027				2028
			Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	1	Index
Mount Ita	2023	DF Newcastlemax	2
Mount Etna	2023	DF Newcastlemax	4	Index[3]
Mount Blanc	2023	DF Newcastlemax	Index[3]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	5	Index[3]
Mount Bandeira	2024	DF Newcastlemax	6	Index[3]
Mount Hua	2024	DF Newcastlemax	7	Index[3]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	8	Index[3]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 $32,000 plus scrubber premium according to the terms of the time charter agreement
2 Index
3 Evergreen structure
4 $38,780 plus scrubber premium according to the terms of the time charter agreement
5 $38,150 plus scrubber premium according to the terms of the time charter agreement
6 $37,940 plus scrubber premium according to the terms of the time charter agreement
7 $31,500 plus scrubber premium according to the terms of the time charter agreement
8 $39,325 plus scrubber premium according to the terms of the time charter agreement

Market Commentary

The Baltic 5TC Capesize index as of November 4, 2025 stands at $24,444 having averaged $19,502 year to date, a decrease from $23,562 during the same period in 2024.

Following a weak overall Capesize demand (measured in ton miles) in the first quarter of 2025, mostly relating to coal, with a decrease of 30% in Q1 2025, we have seen a more stable and healthy market through Q2 and Q3 2025.

China continues to import iron ore at a year-on-year increased volume, especially from long haul trades. As Brazil experiences increased competition on tonnage from West Africa bauxite exports, rates are stabilizing at a higher level than seen in previous years. In addition, we have seen more Brazil iron ore exports to India providing more alternatives to China.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the first half of 2029 are expected to be limited. Current newbuilding cost for a dual-fuel Newcastlemax in China is believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment being expected in November 2025 with an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale has indicated that it is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions. Although we are not directly impacted by the tariffs and tolls recently announced by the U.S. administration, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically had an impact on the market for Capesize and Newcastlemax vessels.

The recently announced Chinese port fee scheme will not affect Chinese built vessels, which represents approximately half the global Cape fleet, and it is anticipated that this may give Chinese built vessels a competitive advantage.

Capesize Fleet Development

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with a current Capesize fleet at 405 million dwt as of October 15, 2025, compared to 400 million dwt in October 2024 (1% increase).

The current order book for Capesize dry bulk vessels currently stands at 9.3% of the existing fleet, up from 8.3% in 2024. In the third quarter of 2025, 2.5 million dwt was ordered compared to 2.2 million dwt in the third quarter of 2024.

7.8 million dwt has been ordered so far in 2025, compared to 14.3 million dwt during the same period in 2024. 1.1 million dwt has been scrapped so far in 2025, compared to 0.5 million dwt during the same period in 2024 (50% increase).

Operational Update

In the third quarter of 2025, our fleet had 1,104 operational days, and a utilization rate of 99.9%.

Outlook

Approximately 172 large bulk carriers are scheduled for delivery before 2029, and we anticipate a significant number of vessels will require dry docking in the coming years. In 2026, about 20% of the total Capesize fleet, ranging from 159,000 dwt to 211,000 dwt, will be due for dry dock or Special Surveys, compared to 13.6% in 2024. Based on the current order book, the fleet is projected to grow by only 2.5% in 2026, taking account of the upcoming dry dock schedule. As of October 2025, approximately 130 Capesize vessels were 20 years old or older, contributing to an increasing average fleet age.

The trend of ton mile-intensive trades of raw materials sourced from the Atlantic basin to meet demand in the Far East is expected to continue. Iron ore from Brazil and Guinea typically involves sailing distances three times longer than those from the Pacific basin. The estimated 170 million tonnes of additional iron ore volumes from Guinea and Brazil are expected to boost ton mile demand, potentially requiring up to 272 additional Capesize vessels. These additional iron ore volumes may impact volumes exported from Australia or Chinese domestic production volumes.

In our view, Himalaya Shipping continues to have one of the most modern Newcastlemax fleet in the world. The dual fuel LNG capability of our vessels means that, when a vessel is running on LNG, the CO2 emissions are more than halved compared to a standard Capesize index ship. Our modern fleet should be well positioned to take advantage of the regulatory challenges facing a majority of the Capesize fleet.

We believe that Himalaya’s structure, with index linked charters currently earning on average a 42% premium to the Baltic 5TC (BCI) index plus scrubber benefits, low G&A costs and financing with fixed bareboat rates (seven years from the delivery of each vessel), positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet Status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, potential upside in the Capesize market, the expectation that our structure positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing and expected additional shipping capacity demand resulting from projects such as those in Guinea and underlying assumptions, utilization of the global fleet and our fleet, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, our cash breakeven point, statements about our capital strategy, dividend objectives and free cash flow distribution, expectations and plans, including a potential to increase distributions if positive outlook materializes, expected limited need for capital expenditures and expectation of a significant portion of free cash flow after debt service to be paid to shareholders, statements made in the sections above entitled “Market Commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, expected drydocking and Special Surveys, the expected impact of the Chinese port fee scheme, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market;
•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;

•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

November 6, 2025

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance. Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the periods presented.

In $ millions, except per day and number of days	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Total operating revenues	37.9	39.2	89.8	94.0
Add: Address commissions	1.4	1.4	3.3	3.4
Total operating revenues, gross	39.3	40.6	93.1	97.4
Fleet operational days	1,104	1,104	3,276	2,837
Average TCE earnings, gross	35,600	36,800	28,400	34,300

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income for the periods presented.

	Three months ended		Nine months ended
In $ millions	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income	9.5	10.6	4.2	20.0
Depreciation	7.3	7.3	21.9	19.2
Total financial expenses, net	12.5	13.0	38.0	32.6
Income tax	—	—	—	—
EBITDA	29.3	30.9	64.1	71.8

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.